EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: 1-800-252-3526 David Marshall Ph: + 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: + 44-751-559-7858

RESOLUTION TO APPROVE THE PROTHENA BUSINESS DEMERGER
PASSED AT ELAN EGM

DUBLIN, Ireland - December 12, 2012 - Elan Corporation, plc (NYSE: ELN) announces that, at an Extraordinary General Meeting (EGM) held earlier today, the sole ordinary resolution to approve the demerger of the Prothena Business was duly passed. The full text of the resolution was included in the notice of the EGM dated November 12, 2012 which is available on the Company’s website.  The details of the votes lodged by proxy are also available on www.elan.com.

About Elan
Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about the Company, please visit www.elan.com.

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SOURCE: Elan Corporation, plc: